EMPRESAS ICA, S.A. DE C.V.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Thousands of constant Mexican pesos as of December 31, 2005)

1.   Nature of Business

     Empresas ICA, S. A. de C.V. (ICA or the Company) is a holding company, the subsidiaries of which are engaged in a wide range of construction and related activities involving the construction of infrastructure facilities, as well as industrial, urban and housing construction, for both the Mexican public and private sectors. ICAs subsidiaries are also involved in the construction, maintenance and operation of highways, bridges and tunnels granted by the Mexican government and foreign governments under concessions. Through its subsidiaries and affiliates, ICA also manages and operates airports and municipal services under concession arrangements. In addition, some ICA's subsidiaries are engaged in real estate and housing development.

     The Stockholders' Extraordinary Meeting of April 21, 2005, resolved to change the corporate denomination of Empresas ICA Sociedad Controladora, S.A. de C.V. to that of Empresas ICA, S.A. de C.V..

      Significant events during 2005

     In August 2005, ICA made a global primary placement of 472,713,000 shares for the total amount of Ps.2,127,658 (Nominal value). Sixty-five percent of these shares were placed on the Mexican market, while the remaining 35% were placed with institutional investors abroad, representing an offering that was not recorded under Article 4 (2) of the 1933 U.S. Securities Law.

     A Stockholders Extraordinary Meeting held on July 14, 2005 approved an inverse split of the shares issued and outstanding at that date, with the issuance of new shares in the proportion of one to six, with effective date December 13 that year. Therefore, for purposes of comparability, the accompanying financial statements show the figures as if the inverse split had been performed as of the beginning of the earliest year presented.

     On December 2005, through its subsidiaries Controladora de Operacion de Infraestructura, S.A. de C.V. (CONOISA) and Aeroinvest, S.A. de C.V. (Aeroinvest), ICA acquired 44.94% of the shares of Grupo Aeroportuario del Centro Norte (GACN), for US $260.2 million. This movement was performed through three purchase transactions which, together with its previous equity, gave ICA control of 47.2% of the shares of GACN. Based on this acquisition, ICA directly holds 74.5% of shares in the strategic partnership denominated Servicios de Tecnologia Aeroportuaria, S.A. de C.V.
     (SETA), which holds 15% of the shares of GACN. The remaining 25.5% of the shares of SETA are held by Aeroports de Paris. Furthermore, ICA holds 36% of the shares of GACN, while the remaining 49% are held by the Federal Government through Nacional Financiera, S.N.C.. ICA acquired its equity in GACN in 2000, when partial airport group concessions were granted, by participating in the SETA consortium with Aeroports de Paris and Vinci. Accordingly, the balance sheet of GACN was consolidated as of December 2005, while revenues, costs and expenses will be consolidated as of January 1, 2006.

     GACN is engaged in airport administration, operation and, when applicable, construction and exploitation under the concession granted by the Federal Government through the Communications and Transportation Department ("SCT") for a 50-year period as of November 1, 1998. As these airports are State-owned, after the termination of the concession period, any works and installations permanently attached to the concessioned goods and created during the concession period will revert to the State.

     The financial statements of the following companies are consolidated with those of GACN: Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Ciudad Juarez, S.A. de C.V., Aeropuerto de Culiacan, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de Mazatlan, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de San Luis Potosi, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreon, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V., Aeropuerto de Zihuatanejo, S.A. de C.V. and Servicios Aeroportuarios del Centro Norte, S.A. de C.V.

2. Basis of Presentation and Principles of Consolidation

     (a) Basis of Presentation

     The consolidated financial statements of ICA and its subsidiaries are prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). See Note 28 for a discussion of such differences and for the reconciliation of the Companys net income and equity between Mexican GAAP and U.S. GAAP.

     The consolidated financial statements for all periods have been presented in thousands of constant Mexican pesos, the currency of the country in which the Company is incorporated and in which it principally operates, as of December 31, 2005, as required by Bulletin B-10, Recognition of the Effects of Inflation in Financial Information (Bulletin B-10) (as amended) and B-12 Statements of Changes in Financial Position, issued by the Mexican Institute of Public Accountants (IMCP).

     Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2005 and for the year then ended have been translated into United States dollar amounts at the rate of 10.6275 pesos per U.S. dollar, the noon buying rate for pesos at December 31, 2005 as published by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Mexican peso amounts could be converted into U.S. dollars at the above or any other rate.


(b) Comprehensive income (loss)

     Comprehensive income (loss) presented in the accompanying statement of changes in stockholders equity represents the Companys total activity during each year, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period which, in accordance with Mexican GAAP, are presented directly in stockholders equity without affecting the consolidated statements of operations. In 2005, 2004 and 2003, the other comprehensive income (loss) items consist of the insufficiency in restated stockholders equity and the translation effects of foreign entities which are included in Insufficiency from Restatement of Capital

(c)  Principles of Consolidation

     Financial statements of those companies in which ICA owns more or less than 50% of the capital stock with voting rights or effectively controls, are consolidated within the financial statements. All intercompany balances and transactions have been eliminated in consolidation. The principal consolidated subsidiaries are as follows:



                                                           Ownership
               Subsidiary                                  Percentage                 Activity
---------------------------------------------------        ----------        --------------------------------------------
Sub-Holding:
---------------------------------------------------
  Constructoras ICA, S.A. de C.V....... .........               100          Construction

  Controladora de Empresas de Vivienda, S.A. de
     C.V........................ ................               100          Housing development

Operating:
---------------------------------------------------
  Ingenieros Civiles Asociados, S.A. de
     C.V................................. .......               100          Heavy and urban construction

  Constructora Internacional de Infraestructura,                             Construction of the El Cajon hydroelectric
     S. A. de C. V...... ........................                61            plant

  ICA Fluor Daniel, S. de R.L. de C.V.. .........                51          Industrial construction

  Ica Panama, S.A. .................... .........               100          Highway concessions

  Grupo Aeroportuario del Centro Norte,
    S. A. de C. V. ..............................                47.2         Managing and operating airports concessions


     Sale of Subsidiaries- At various dates in 2004, the Company sold its shares in the subsidiaries Almacenadora Sur, S. A. de C.V., Desarrolladora de
     Estacionamientos Privados, S. A. de C. V. and Simex, Integracion de Sistemas, S. A. de C. V. In August 2003, the Company sold its shares in the subsidiary Solaqua, S. A. de C. V. Condensed information of these companies as of December 2003 and for the years ended December 31, 2004 and 2003 is presented as follows:

Balance Sheet Data:
                                                          December 31, 2003
                                                      --------------------------
Current assets.................................         Ps.            124,247
Property, plant and equipment... ... ... ... ..                        280,044
Investment in concessions... ... ... ... ... ..                        128,280
Other non-current assets ......................                        174,138
Current liabilities............................                      (287,822)
Non-current liabilities........................                      (130,038)
                                                      --------------------------

Net assets.....................................         Ps.            288,849
                                                      ==========================

Income Statement Data:
                                          Years Ended December 31,
                                   ------------------------------------
                                        2004                    2003
                                   --------------       ---------------
Revenues..................         Ps.     93,905       Ps.     221,072
Operating income..........                  3,718                25,691
Net income................                 15,683                13,782


Incorporation of airports.

     The balance sheet and statement of operations of Airports comprised by GACN, SETA and Aeroinvest are the following:

                                                                  December 31, 2005
                                                     ----------------------------------------

Cash and cash equivalents ........................                          Ps.     1,656,982
Current assets ...................................                                    354,418
Property, plant and equipment, net ...............    Ps.     1,418,342
Airport facilities rights of use and other assets             4,389,273             5,807,615
Other non current assets .........................                                    181,865
Current liabilities ..............................                                   (291,345)
Long term-debt ...................................                                 (1,331,250)
Other non current liabilities ....................                                   (535,759)
Minority interest ................................                                 (3,806,042)
                                                                                   ----------

Net assets .......................................                          Ps.     2,036,484
                                                                                    =========

 Statements of operations:
                                               Year ended, December 31,
                                       -----------------------------------------
                                              2005                     2004
                                       -----------------      ------------------
 Net sales                             Ps.     1,374,738      Ps.      1,197,915
 Operating income                                471,565                 391,636
 Net income                                      335,513                 274,681


(d) Foreign Currency Translation of Subsidiaries Financial Statements

          The financial statements of subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15 Foreign currency transactions and translation of financial statements of foreign operations (Bulletin B-15), issued by the IMCP. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICAs operations are presented in stockholders equity under the caption "Insufficiency from restatement of capital." The effect of translating the financial statements of such foreign subsidiaries for the year ended December 31, 2005 was Ps(194,320). The cumulative translation amount included in Insufficiency from restatement of capital at December 31, 2005 was Ps47,696. For translation purposes, once the subsidiary financial statements are restated and re-expressed in currency of year end purchasing power of the country in whic it operates, based on the same accounting policies as the Company, the following exchange rates are used:

- Assets and liabilities (monetary and non monetary)- The exchange rate in effect at the balance sheet date.

- Common stock- The exchange rate in effect at the date on which contributions were made.

- Retained earnings- The exchange rate in effect at the end of the year such amounts were generated.

- Revenues, costs and expenses- The ending exchange rate of the period reported

3. Summary of Significant Accounting Policies

     The accounting policies followed by the Company are in conformity with Mexican GAAP, which requires that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

     (a)  New Accounting Standards

     Remuneration paid at the end of the work relationship As of January 1, 2005, the Company adopted the new provision of Bulletin D-3, Employee Retirement Obligations (D-3), relative to the recognition of the liability for severance payments due to termination of the work relationship for reasons other than restructuring, which are recorded by the projected unit credit method, based on calculations made by independent actuaries. D-3 establishes the option of immediately recognizing any resulting transition asset or liability in earnings, or amortizing it based on the average remaining years of service of the workers. Up to 2004, severance payments of this type were charged to results when determined to be payable. The accumulated liability as of January 1, 2005, determined by independent actuaries, is Ps.103,966, which the Company elected to recognize as a transition liability, and is amortized by the straight-line method during the average years of service of the workers expected to receive such benefits.

     Derivative financial instruments As of January 1, 2005, the Company adopted the provisions of Bulletin C-10 Derivative Financial Instruments and Hedging Operations (C-10). C-10 requires the recognition of all derivatives at fair value, and establishes rules for the recognition of hedging operations, and for the identification and separation, as the case may be, of implicit derivatives. In March 2004, the Company contracted an interest rate derivative. In accordance with the previous accounting provision (Bulletin C-2, Financial Instruments), at the close of 2004 the Company did not recognize the fair value of the derivative. With the enactment of C-10, the Company recognized an asset for derivative financial instruments at fair value of US $5.2 million, a deferred tax liability of US $1.5 million, and a net credit to results of the year of US $3.7 million.

     (b) Accounting Method for the Treatment of the Effects of Inflation

     The Companys consolidated financial statements recognize the effects of inflation in accordance with Bulletin B-10. Bulletin B-10 requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. The Company chose the alternative method provided by Bulletin B-15, which consists of determining a Restatement Factor which uses a weighted average rate based upon the National Consumer Price Index (NCPI) published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries. Prior year financial statements reported for comparative purposes were restated by a Restatement Factor of
     1.0015 instead of restating them by a NCPI factor of 1.0333 to determine constant Mexican pesos as of December 31, 2005.

     (c)  Cash Equivalents

     Cash equivalents are stated at the lower of acquisition cost plus accrued interest and consist primarily of term deposits with original maturities of ninety days or less. Those cash equivalents whose availability is greater than one year are presented as long-term cash equivalents.

     (d) Construction Inventories

     Inventories are valued at the price of the last purchase made during the period, without exceeding the realizable value.

     (e)  Real Estate Inventories

     The development costs for low-income housing are stated at the acquisition value of the land, the respective improvements and conditioning, permits and licenses, labor costs, materials and direct and indirect expenses. They are restated by the specific costs method, which uses net replacement values, which are similar to market values and are determined based on appraisals conducted by recognized firms of independent experts. Up to December 31, 2004, net comprehensive financing cost was capitalized. The effect of the change was not material.

     Other real estate developments are restated by the specific costs method, which uses net replacement values, which are similar to market values and are determined based on appraisals conducted by recognized firms of independent experts. The net comprehensive financing cost incurred during the construction period is capitalized and restated by applying factors derived from the National Consumer Price Index (NCPI).


     (f)  Long-lived Assets


     Long-lived assets consist of the following:

     - Property, Plant and Equipment-- Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. Property, plant and equipment and related depreciation of foreign origin of Mexican subsidiaries are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented. Remaining property, plant and equipment and related depreciation is restated using the NCPI.

     Depreciation is calculated using the straight-line method, over the useful life of the asset, beginning in the month in which the asset is placed in service. The useful lives of assets are as follows:


                                                     Useful          Remaining
                                                     lives          useful lives
                                               ------------------  -------------

     Improvements in concessions.............          20                  17
     Buildings...............................       20 to 50            12 to 31
     Machinery and equipment.................        4 to 10             1 to 3
     Office furniture, equipment and vehicles        4 to 7              2 to 3


     Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI.


     - Investment in Concessions-- Investments in concessions are restated for inflation using the NCPI, without exceeding their recoverable value.

     Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI.

     Investments in concession projects are amortized over the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

     o Investment in Affiliated Companies-- Investments in companies in which ICA has significant influence, but does not have control are accounted for using the equity method, which includes cost plus the Company's equity in undistributed earnings (loss), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the application of the equity method as the investee's financial statements are also prepared in accordance with Bulletin B-10.

     Whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable, the Company evaluates long-lived assets and certain identifiable intangibles for impairment. Measurement of impairment is determined based on the difference between carrying value and estimated fair value. The estimated fair value is determined based on the particular circumstances of the concessions, machinery and equipment and intangibles.

     (g) Business acquisitions.

     All business acquisitions, including those involving associated companies, are initially recognized and valued by the purchase method, which includes cash delivered or its fair value equivalent. If necessary, goodwill or an extraordinary gain will be recognized.

     (h)  Provisions

     Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated.

     (i)  Operating Cycle

     Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

     (j)  Accounting for Construction Contracts

     Construction contracts are accounted for using the percentage of completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes resulting from actual performance and estimated profitability, including those arising from premiums derived from early project completion, contract penalty provisions and final contract settlements, may result in revisions to total expected contract revenues. Such revisions are recognized and are recorded in the same period in which the revisions are determined and approved by the clients.


     The timing of revenue recognized is not necessarily related to amounts billable to customers under the terms of the various contracts. Management periodically evaluates the fairness of accounts receivable. Additional allowances for bad debt may be created in cases of an indication of collection difficulties, which are recorded in the results of the year in which the allowances are created. The estimate for such reserve is determined based on management's best judgment in accordance with prevailing circumstances at that time.

     Contract costs include all direct labor and materials, subcontractor<180>s costs and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on non-completed contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined. For projects that are financed by the Company where the contract value includes both the value of the work to be performed and the financing of the project, the comprehensive financing cost incurred for project development is included in the contract costs.

     (k)  Accounting for Real Estate Sales

     The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected.

     (l)  Accounting for Low Income Housing Sales

     Revenues derived from sales of low income housing are recognized as revenue once the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

     (m)  Sales and Other Revenues

     Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

     (n)  Post-Retirement Benefit Plans

     Seniority premiums and pension plans, and beginning in 2005, severance payments at the end of the work relationship, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Through December 31, 2004, severance payments at the end of the work relationship were charged to results when the liability was determined to be payable.

     (o)  Maintenance and Repair Expenses

     Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

     (p)  Income Tax and Employee Statutory Profit Sharing

     The Company files a consolidated tax return, pursuant to the tax laws of Mexico.

     The provisions for income tax and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

(q)      Asset Tax

     The Company files a consolidated asset tax return utilizing consolidation rules similar to those related to income taxes. The asset tax is computed at an annual rate of 1.8% of the average of the majority of restated assets less certain liabilities. The tax is paid only to the extent it exceeds the income tax liability for the year. Any required asset tax payment is creditable against the excess of income taxes over asset taxes for the following ten years.

     Tax on assets paid and tax on assets that may be carried forward from previous years, that are expected to be recoverable, are recorded as an advance payment at estimated recoverable value at the date of the financial statements and are included in the balance sheet as a deferred tax asset.

     (r) Derivative financial instruments


     The Company values all derivatives at fair value, whatever their purpose, based on market prices when involving derivatives traded in recognized markets; otherwise, based on technical determinations of fair value supported by sufficient, reliable and provable information. Fair value is recognized on the balance sheet as an asset or liability in accordance with the rights or obligations derived from the contracts executed.

     When the transactions comply with all hedging requirements, the Company designates the derivatives as a hedge financial instrument at the beginning of the relationship. If the hedge is fair value, the valuation fluctuation both of the derivative and the open risk position is recognized in results of the period in which it takes place. When the hedge is cash flow, the effective portion is temporarily recognized in comprehensive income within stockholders' equity and is subsequently reclassified to results at the same time that they are affected by the item being hedged; the ineffective portion is recognized immediately in results of the period.

     Certain derivative financial instruments, although they are contracted for hedging purposes from an economic viewpoint, because they do not comply with all the requirements established in applicable regulations, have been designated as trading derivatives for accounting purposes. The fluctuation in fair value on these derivatives is recognized in results of the period.


     (s)  Insufficiency from Restatement of Capital

     This item reflects the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

     (t)  Restatement of Stockholders' Equity

     Stockholders equity is restated for inflation using the NCPI from the respective dates such capital was contributed or earnings (loss) generated to the date of the most recent balance sheet presented.

     (u)  Foreign Currency Transactions

     Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the statement of operations, except for those cases in which they can be capitalized.

     (v)  (Gain) Loss from Monetary Position

     The (gain) loss from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net effect is presented in the consolidated statement of operations for the year, as part of financing cost, except in those cases in which it is capitalized.


     (w)  Concentration of Credit Risk

     Financial instruments which potentially subject the Company to credit risk consist principally of contract receivables and costs and estimated earnings in excess of billings (collectively, Construction Instruments) and other receivables. The Company believes that concentration of credit risk with respect to Construction Instruments is mitigated by the large number of customers comprising the Company's customer base and their geographical dispersion. Additionally, the Company believes that its potential credit risk is adequately covered by the allowance for doubtful accounts.

     Other accounts receivable are integrated by associated companies and notes receivable. The Company considers that these amounts do not represent a significant concentration of credit risk.

     (x) Earnings (loss) per share

     Basic earnings (loss) per share is computed by dividing income (loss) of majority interest available to common stockholders by the weighted average number of common shares outstanding during the year.

     Since the convertible subordinated debentures were paid in 2004, the Company no longer has instruments which have a dilutive effect on earnings per share.

     4.   Cash and Cash Equivalents

     Cash and cash equivalents consist of the following:

                                                         December 31,
                                              ----------------------------------
                                                    2005               2004
                                              -----------------   --------------
     Cash.................................... Ps.    1,815,652    Ps.  1,230,362
     Cash equivalents........................        4,448,006         2,314,655
                                              -----------------   --------------
                                              Ps. 6,263,658 Ps. 3,545,017
                                              =================   ==============


     As of December 31, 2005 and 2004,  Ps.1,589,498  and  Ps.1,922,290,  of the
     Company's cash and cash equivalents were held by the subsidiary ICA Fluor Daniel, S. de R. L. de C. V. (ICAFD) and Ps.85,119 and Ps.110,897 by the subsidiary Framex, ApS and its subsidiaries (Rodio Cimentaciones Especiales, S. A. and Kronsa International, S. A.), respectively. At December 31, 2005, the amounts of Ps.1,656,982 and Ps.122,271 in the current and non-current portions, respectively, are coming from the Airports.

     In addition, as of December 31, 2005 and 2004, Ps.558,969 and Ps.879,103, respectively in the current portion of the Company<180>s cash and cash equivalents and Ps.512,799 in the non-current portion of the Companys cash and cash equivalents as of December 31,2004, were held by Constructora Internacional de Infraestructura, S. A. de C. V. (CIISA) for construction of the El Cajon hydroelectric plant, which are managed in conformity with the construction program approved and controlled by the consortium of banks referred to in Note 18. b. Similarly, at December 31, 2005, trusts have been created to administer the amounts received from tolls and other related services generated by Corredor Sur and Acapulco Tunnel, which guarantee and are primarily utilized to pay the debt contracted and the maintenance of the concessions; at December 31, 2005, the amount designated for this concepts is Ps.179,728 and Ps.110,256 for the current portion, respectively, and Ps.51,836 for the non-current portion of Corredor Sur.

     5.   Contract Receivables

     Contract receivables are comprised of the following:

                                                           December 31,
                                              -----------------------------------------
                                                      2005                   2004
                                              ------------------     ------------------
     Billing on contracts.................    Ps.     1,765,952      Ps.     2,027,118
     Retainage............................               65,165                 61,492
     Less: payments on contracts..........              (89,047)              (246,893)
                                              -----------------      -----------------
                                                      1,742,070              1,841,717
     Less: allowance for doubtful accounts             (109,341)              (121,285)
                                              ------------------     -----------------
                                              Ps. 1,632,729 Ps. 1,720,432
                                              ==================     =================


     The allowance for doubtful accounts for the contract and trade receivables is as follows:

                                                           December 31,
                                              -----------------------------------------
                                                     2005                   2004
                                              ------------------     ------------------
       Trade receivables..................    Ps.        63,147      Ps.         50,726
       Billing on contracts...............              109,341                 121,285
                                              -----------------      ------------------
                                              Ps. 172,488 Ps. 172,011
                                              =================      ==================

              The changes in the allowance for doubtful accounts is as follows:

                                                            December 31,
                                             -------------------------------------------
                                                     2005                    2004
                                              -----------------      ------------------
       Beginning balance..................    Ps.       172,011      Ps.        242,631
       Reserve for the period.............               33,324                  23,905
       Cancellations                                                             (9,168)
       Incorporation of balances from
        subsidiaries acquired                            27,744                      --
       Write-off of bad debts.............              (51,166)                (86,004)
       Inflationary effects...............                 (257)                 (8,521)
                                              -----------------      -------------------
       Ending balance.....................    Ps.       172,488      Ps.        172,011
                                              =================      ===================

     6. Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts

                                                            December 31,
                                              ------------------------------------------
                                                    2005                      2004
                                              -----------------      ------------------
       Cost incurred on uncompleted
        contracts ........................    Ps.    12,043,841      Ps.     11,523,884
       Estimated earnings.................            1,243,218               1,092,607
                                              -----------------      ------------------
       Recognized revenues................           13,287,059              12,616,491
       Less: billings to date.............          (11,815,407)            (11,322,492)
                                              ------------------     -------------------
       Cost and estimated earnings in
        excess of billings on
         uncompleted contracts............    Ps.     1,471,652      Ps.      1,293,999
                                              ==================     ===================


     7. Contract receivables for the hydroelectric plant


                                                                    December 31,
                                              -----------------------------------------
                                                      2005                  2004
                                              -----------------      ------------------
       Contract receivables...............    Ps.     6,490,644      Ps.      3,110,059
       Cost and estimated earnings in
        excess of billing on
         uncompleted contract.............            1,038,585                 566,086
                                              -----------------      ------------------
                                                      7,529,229      Ps.      3,676,145
                                              =================      ==================


     Cost and estimated earnings in excess of billings on uncompleted contract as of December 31, 2005 and 2004, is as follows:

                                                                    December 31,
                                              ------------------------------------------
                                                    2005                     2004
                                              -----------------      -------------------
       Cost incurred .....................    Ps.     7,048,811      Ps.      3,455,364
       Estimated earnings.................              480,418                 220,781
                                              -----------------      -------------------
       Recognized revenues................            7,529,229               3,676,145
       Less: billings to date.............           (6,490,644)             (3,110,059)
                                              -----------------      -------------------
       Cost and estimated earnings in
        excess of billings on
         uncompleted contract.............    Ps.     1,038,585      Ps.        566,086
                                              ==================     ===================


     In March 2003, the Mexican Federal Electricity Commission (Comision Federal de Electricidad) the CFE awarded a US$748.3 million contract for the engineering, procurement and construction of the El Cajon hydroelectric plant to Constructora Internacional de Infraestructura, S. A. de C. V. (CIISA), a consortium, in which two of the Companys subsidiaries, Promotora e Inversora ADISA, S. A. de C. V. (PIADISA) and Ingenieros Civiles Asociados, S. A. de C. V. (ICASA), and unrelated third parties, Energomachexport Power Machines and La Peninsular Compania Constructora, S.
     A. de C. V. The terms of the contract require CIISA to secure financing for its project costs. CFE will pay for the project upon completion (scheduled for 2007). The long-term contract receivable of Ps. 7,529,229 and Ps.3,676,145 included in the accompanying financial statements represents the project's percentage of completion through December 31, 2005 and 2004, respectively. At December 31, 2005, the current value of the contract including modifications is US$805.8 million.


     Work began on the hydroelectric plant on March 26, 2003, and the hydroelectric plant has an expected construction period of 1,620 days, which concludes on August 31, 2007. The receivable will be settled when the Company delivers the hydroelectric plant on a turnkey basis. CIISA will be solely responsible for obtaining and maintaining current financing based exclusively on its own resources and without assistence from the CFE. (See
     Note 18.b).

     8.   Construction Backlog


     A reconciliation of backlog representing executed construction contracts at December 31, 2005, 2004 and 2003 is as follows:


                                                                Construction Segment
                                         ----------------------------------------------------------------------------------
                                                  Civil                  Industrial        Rodio-Kronsa           Total
                                         ---------------------  ----------------------  -----------------  ----------------

Balance at December 31, 2002 ....          Ps.      869,687          Ps.    4,249,305   Ps.      378,160   Ps.    5,497,152
Less: restatement of beginning
   balance ......................                     1,303                     6,364                566              8,233
                                           ----------------          ----------------   ----------------   -----------------
Nominal balance .................                   868,384                 4,242,941            377,594          5,488,919
New contracts and changes 2003  .                 9,371,745                 4,424,575          2,054,342         15,850,662
Less: construction revenue earned
   2003 .........................                 2,226,194                 4,214,940          2,048,787          8,489,921
                                           ----------------          ----------------   ----------------   ----------------
Balance at December 31, 2003 ....                 8,013,935                 4,452,576            383,149         12,849,660
Less: restatement of beginning
   balance ......................                    12,003                   162,816             14,011            188,830
                                           ----------------          ----------------   ----------------   ----------------
Nominal balance .................                 8,001,932                 4,289,760            369,138         12,660,830
New contracts and changes 2004  .                 2,926,081                14,608,260          2,761,288         20,295,629
Less: construction revenue earned
   2004 .........................                 4,559,720                 4,611,422          2,434,557         11,605,699
                                           ----------------          ----------------   ----------------   ----------------
Balance at December 31, 2004 ....                 6,368,293                14,286,598            695,869         21,350,760
Less: restatement of beginning
   balance ......................                     9,537                    21,397              1,043             31,977
                                           ----------------          ----------------   ----------------   ----------------
Nominal balance .................                 6,358,756                14,265,201            694,826         21,318,783
New contracts and changes 2005  .                 5,063,720                 1,797,025          2,440,579          9,301,324
Less: construction revenue earned
   2005 .........................                 7,043,606                 7,552,126          2,331,395         16,927,127
                                           ----------------          ----------------   ----------------   ----------------
Balance at December 31, 2005 ....          Ps.    4,378,870          Ps.    8,510,100   Ps.      804,010   Ps.   13,692,980
                                           ================          ================   ================   ================

From January 1, to March 20, 2006, the Company entered into contracts totaling Ps.2,133,475.


9.   Other Receivables

     Other receivables consist of the following:

                                                            December 31,
                                              -----------------------------------------
                                                    2005                    2004
                                              -----------------      ------------------
     Notes receivable from related parties....  Ps.      63,889        Ps.      330,050
     Recoverable taxes........................          158,802                  80,282
     Notes receivable.........................           11,567                 132,659
     Sale of investment in shares and other...           26,198                 134,831
     Guarantee deposits.......................          137,502                 108,728
     Others...................................          285,491                 489,832
                                                ---------------       -----------------
                                                Ps. 683,449 Ps. 1,276,382
                                                ===============       =================


10.  Inventories

     Inventories consist of the following:

                                                          December 31,
                                              -----------------------------------------
                                                     2005                   2004
                                              -----------------      ------------------

     Work in process......................    Ps.           440      Ps.          1,707
     Materials, spare parts and others....              418,649                 303,156
                                              -----------------      ------------------
                                              Ps. 419,089 Ps. 304,863
                                              =================      ==================


     11.  Real Estate Inventories

     Real estate inventories consist of the following:

                                                                    December 31,
                                              -----------------------------------------
     a. Current:                                     2005                  2004
                                              -----------------      ------------------
     Land held for investment and future
      development.........................    Ps.         7,369      Ps.         14,309
     Land under development...............              797,381                 891,260
     Real estate held for sale............               16,929                  17,975
                                              -----------------      ------------------
                                              Ps. 821,679 Ps. 923,544
                                              =================      ==================


     b. Non-current:

     Land held for investment and
      future development                      Ps.        98,203      Ps.        108,289
                                              =================      ==================

12.  Investment in Concessions

     a) Investment in concessions consists of the following:


                                                                       Ownership
                                          Date of                   Percentage               Balance as of December 31,
                                                               --------------------   -----------------------------------------
    Description of Project          Concession Agreement         2005        2004           2005                     2004
-------------------------------  ---------------------------   --------     -------  -------------------    ------------------
 Grupo Aeroportuario Centro      November 1998 .............    47.2%         --      Ps.      4,389,273    Ps.             --
   Norte....................
 Corredor Sur, in Panama....     August 1996 ...............     100%        100%              2,139,733             2,226,012
 Acapulco Tunnel............     May 1994 ..................     100%        100%                659,120               661,035
 Treatment plant............     September 1998 ............     100%        100%                243,595               249,255
 Irapuato - La Piedad..          August 2005 ...............     100%         --                  14,198                    --
                                                                                      -------------------   -------------------

Ps. 7,445,919 Ps. 3,136,302
                                                                                      ===================   ===================



     b) Airport facility and concession rights of use

     As discussed in Note 1, as of December 2005, GACN was included in the consolidation regime of the Company. As of January 1, 2003, the total cost of concessions granted to GACN has been proportionately assigned to airport facility rights of use based on the net replacement value of these assets as determined by an independent appraiser. The acquisition price remnant was recorded under airport concessions, as detailed below:

                                              December 31, 2005
                                              -----------------
        Net acquisition cost                  Ps.     4,389,273

        Assigned to:
          Airport facility rights of use
              Runways, taxiways, aprons       Ps.     1,416,091
              Buildings ................                928,817
              Infrastructure work ......                324,120
              Land .....................              1,892,700
                                              -----------------
                                                      4,561,728

          Accumulated depreciation .....               (623,337)
                                              ------------------
                                                       3,938,391

          Airport concessions ..........                549,648
          Accumulated amortization .....                (98,766)
                                              -----------------
                                              Ps. 4,389,273
                                              =================

     c) Highways and tunnel


                                                            December 31,
                                              -----------------------------------------
                                                    2005                  2004
                                              -----------------      ------------------
     Construction cost..................      Ps.     4,267,232      Ps.      4,246,547
     Total financing cost...............                263,417                 280,045
     Amortization.......................               (697,200)               (636,378)
     Allowance for impairment...........             (1,034,596)             (1,003,167)
     Constructions in process..........                  14,198                      --
                                              -----------------      -------------------
                                                      2,813,051               2,887,047
                                              -----------------      -------------------



                                                                    December 31,
                                              -----------------------------------------
                                                     2005                   2004
                                              -----------------      ------------------

     d) Treatment plant

     Projects completed and in operation:
      Construction cost.................                297,751                 251,231
      Amortization......................                (54,156)                (37,146)
                                              -----------------      -------------------
                                                        243,595                 214,085
     Projects in process of construction..                                       35,170
                                              -----------------      -------------------
                                                        243,595                 249,255
                                              -----------------      -------------------
Total.................................        Ps.     7,445,919      Ps.      3,136,302
                                              =================      ==================

     e) A description of the Companys primary concessions is provided as follows:



       Airports

     Each airport concession agreement contains the following terms and basic conditions:

     - The concessionaire has the right to manage, operate, maintain and use the airport facilities and carry out any construction, improvements, or maintenance of facilities in accordance with its Master Development program
     (MDP), and to provide airport, complementary and commercial services. The MDP has to be updated every five years.

     - The concessionaire will use the airport facilities only for the purposes specified in the concession, will provide services in conformity with the law and applicable regulations, and will be subject to inspections by the SCT.

     - The concessionaire must pay a fee for the use of the assets under concession (currently 5% of the concessionaire's annual gross revenues derived from the use of public property), in conformity with the Mexican Federal Duties Law.

     - The concessionaire assumed Aeropuertos y Servicios Auxiliares' s ("ASA") rights and obligations derived from airport-related agreements with third parties.

     - ASA has the exclusive right to supply fuel for consumption at the airport.

     - The concessionaire must grant free access to specific airport areas to certain Mexican government agencies (such as customs and immigration) so that they may carry out their activities within the airport.

     - According to Article 27 of the General law on Airports, the concession may be revoked if the concessionaire breaches any of this obligations established therein or falls under any of the causes for revocation referred to in article 26 of law and in the concession agreement. The breach of certain concession terms may be cause for revocation if the SCT has applied sanctions in three different instances with respect to the same concession term.

     - The SCT may modify concession terms and conditions that regulate the Company's operations.

     - The concession may be renewed in one or more instances for terms not to exceed 50 additional years.


     Corredor Sur

     In August 1996, the Panamanian Ministry of Public Works (MOP) formally awarded, to ICA Panama, S. A. (ICA Panama) one of the Companys subsidiaries, a concession for the construction, operation and maintenance of the Corredor Sur Highway, which extends for a distance of 19.5 kilometers. The term of the concession is for 30 years from the commencement of operations or the date on which the amount of the concession plus the agreed upon return on investment is fully recovered; whichever is sooner. The Company concluded the first and last stage of the highway in August 1999 and February 2000, respectively.

     A summary of the principal conditions of the concession and primary obligations of the concessionaire are outlined below:

     - MOP shall not offer any subsidies or additional revenues to the concessionaire during or after construction for events of force majeure.

     - The concessionaire shall build the necessary improvements and equip an airport located in Albrook, Panama for no more than U.S. $10,000,000. On December 31, 1999, the Company delivered all of the required equipment and facilities for the Albrook Airport.

     - As part of the concession cost, the concessionaire assumes liability for any payments or indemnifications that MOP has to make for the acquisition or expropriation of privately owned real estate that is necessary for the execution of the concession. The Company's liability derived from such payments shall not exceed U.S.$17.8 million. The cost of indemnifications amounted to U.S.$27.7 million; therefore, in accordance with the concession agreement, the remaining U.S.$9.9 million is included as part of the concession investment and will be recovered from the Panamanian government as per agreement.

     - Under the terms of the original concession agreement the concessionaire received from MOP approximately 29.5 hectares of land and, as partial payment, the rights to fill 35 hectares of marine bed as well as the right to supply, develop and commercialize such marine beds during the concession period. The concessionaire was also granted the right to fill additional marine beds, under certain circumstances. At December 31, 2005 and 2004, the Company still has pending rights to receive 11.6 hectares of the original 35 hectares marine beds or other equivalent rights.

     - For the first three years of the concession's operations, the concessionaire is authorized to adjust the toll rates after the commencement of operations and subsequently for the following three years, in accordance with the National Consumer Price Index (NCPI) or when NCPI is increased by 5% or more. In the fourth year and until the ninth year of operation, the concessionaire is authorized to increase toll rates by 25% on an annual basis. After the ninth year of the concession's operation and within three months of the beginning of each fiscal year, the concessionaire is entitled to adjust the toll rates if it is proven that the toll revenues will be insufficient to obtain the return on investment originally projected in the concession.

     If the market conditions do not allow for toll rate adjustments, the Ministry of Public Works guarantees, according to the concession agreement, that the concessionaire will recover its investment and the accorded yield by extending the term of the concession for the period necessary to ensure the recovery of such investment.

     - Ten years before the concessions maturity date, the concessionaire shall submit a bond that guarantees the return of the highway in its original condition.

     - Upon expiration of the concession, the works shall be returned to the Ministry of Public Works, free of any costs, liens and with the same level of service as when the highway was originally constructed.

     Toll revenues provided by this concession guarantee certain of the Companys indebtedness (see Note 18.a).

     All the costs incurred in the construction of the Corredor Sur highway were capitalized. The value of the land granted by the Panamanian State is deducted as a recovery of the cost of the investment. The land value was determined based on appraisals performed by recognized independent appraisal firms.

     During the construction phase of the Corredor Sur, it became necessary to make certain modifications to the original project proposed by ICA Panama. On July 14, 2004, the arbitration panel issued a ruling in effect as of August 5, 2004, which gives the Company the right to receive cash equivalents of US$25.5 million, of which US$17.1 million represents recovery of additional costs incurred by the Company and US$ 7.9 million of financial costs to the ruling date. On December 30, 2005, ICA Panama received a payment from the State consisting of a government bond for US$
     28.8 million, with maturity in 2015 and a 7% interest rate payable biannually. At December 31, 2005, the Company classified this bond as available for sale; it was sold at 101% of its face value on January 31, 2006.


     Acapulco Tunnel

     On May 20, 1994, the Government of the State of Guerrero (the State Government) granted, to one of the Companys subsidiaries, a 25-year concession for the construction, operation and maintenance of a 2.947 kilometer tunnel connecting Acapulco and Las Cruces. The concession term started in June 1994.

     A summary of the principal conditions of the concession and primary obligations of the concessionaire are outlined below:

     - The concessionaire cannot assign or encumber part or all of the rights derived from the concession without the prior authorization of the State Government, except for the toll collection rights, which can become part of a trust.

     - The State Government has the right to deregulate the concession following the procedures provided by law.

     - The State Government may, at any time, terminate the concession term, so long as the concessionaire has recovered its total investment at the rate contained in the concessions financial projections determined with the definitive amount of the investment and the financing cost. Upon expiration of the concession, the concession assets shall be returned to the State Government, free of any costs, liens, and in good conditions.

     - The concessionaire shall perform the tunnel construction, in accordance with the technical project approved by the State Government. The State Government shall verify the construction standards, terms, opening to vehicle traffic, and the preservation and reconstruction works, in accordance with the standards issued by the State Government.

     - The concessionaire is authorized to adjust the toll rates every six months, in accordance with the NCPI or when such index is increased by 5% or more.

     On November 25, 2002, the Congress of the State of Guerrero approved the extension of the concession term by fifteen years because the actual volume of usage was lower than the amount foreseen by the terms of the concession agreement.

     Toll revenues provided by this concession guarantee certain of the Companys indebtedness (see Note 18.a).


     Irapuato - La Piedad

     In August 2005, the SCT granted the Company a 20-year concession and service provision contract for the modernization, operation, conservation and maintenance of the highway between Irapuato and La Piedad in the state of Guanajuato, covering a length of 74.3 km under the Service Provision Project (PPS) scheme. The investment involved is approximately Ps. 735 million. The investment will be recovered through quarterly collections comprising: (1) the payment of the SCT for keeping the concessioned route available for its use; and (2) the payment of the SCT for the number of vehicles using the concessioned route in accordance with the established tariff.

     The modernization work must be finished in July 2007 to begin the operation, preservation and maintenance of the concessioned route.

     At the end of the concession, the assets subject thereto will revert to the Mexican Nation.


     f) During 2004, the Company performed impairment analyses on its investments in concessions and other long-lived assets in conformity with the new Bulletin C-15, considering its usage value or sale price in the event of a formal acquisition offer. The Company recorded a net impairment loss for accounting purposes of Ps.54,500, which is included in the consolidated statement of operations under the caption other expenses, net.


     13.  Investment in Affiliated Companies

     a) A summary of the investments accounted for by the equity method is as follows:

                                             Ownership                                  Investment Balance
                                             Percentage                                 As of December 31,
                                          -----------------                    -------------------------------------
                                           2005     2004    Type of Business          2005                 2004
                                          -------- -------- ------------------ ---------------    ------------------
                                             %        %
Aeroinvest, S. A. de C. V............               40.0     Holding Company   Ps.         --     Ps.      167,108
Consorcio Internacional de Medio                             Municipal
  Ambiente, S.A. de C.V. and                                  Services
  Subsidiaries........................     10.0     50.0      Concession                64,251              309,811
Fideicomiso Empresarial Banamex Cabo
  del Sol.............................      -       10.0     Real Estate                   --               84,264
Consorcio Dragados-ICA-Vialpa (DRAVICA).   49.9     49.9     Construction              64,610              230,604
Holding Dicomex, S.A. de C V..........     50.0     50.0     Construction              50,479               91,087
Autopistas Concesionadas del Altiplano,
  S. A. de C. V. ..........                19.0     19.0    Construction               29,686               19,887
Other.................................                                                152,605              109,937
                                                                               ---------------    ------------------

Ps. 361,631 Ps. 1,012,698
                                                                               ===============    ==================


     b).summary of the Companys principal investments is as follows:

     Aeroinvest, S. A. de C. V. (Aeroinvest) holds 14.9% of the shares of SETA, a consortium that was formed by CICASA, a subsidiary of the Company and Vinci, S. A. (each with a 37.25% participation and Aeroports de Paris with a 25.5% participation) for the purpose of acquiring 15% of the voting stock of GACN. GACN has been granted a fifty-year concession to operate and manage airports in various regions of Mexico. In December 2005, the Company acquired the 37.25% shareholding of Vinci, S.A. in SETA and the 60% shareholding of Controladora Andrea J, S.A. de C.V.(CEAJ) (Related party) in Aeroinvest (see Note 1), thus obtaining control of this entity, which will consolidate its financial statements as of December 2005.

     Consorcio Internacional de Medio Ambiente, S. A. de C. V. (CIMA), is a consortium comprised by CICASA and PROACTIVA, S.A. CIMA's principal activities are the operation of water supply distribution, treatment and management systems, as well as the disposal of solid waste to landfill sites, through concessions granted by governmental organizations. In December 2004, CICASA executed a purchase-sale agreement for its 40% equity in CIMA for US$27.4 million, pending authorization from the Federal AntiTrust Commissions (the COFECO). As authorization was obtained from COFECO on February 11, 2005, the sale was considered as performed on that date, generating a profit of $ 54 million pesos, which is presented under the Other expenses heading of the 2005 statement of income.


     Fideicomiso Empresarial Banamex Cabo del Sol, is a single purpose trust established to develop a tourist complex located in Cabo del Sol, Baja California Sur, including the urbanization, development, commercialization, sale and administration of approximately 725 hectares of land. The complex includes hotels, residential houses, commercial centers, golf courses and other recreational facilities. In October 2002, PIADISA and Impulsora Rain,
     S. A. de C. V. (IRSA) sold 35% and 39% of their respective participation in the trust for U.S.$13 million. Similarly, in March 2005, the remnant of the investment held in this entity was sold at a loss of $ 45 million, which is presented within the caption of Other expenses in the 2005 statement of income.

     Consorcio Dragados ICA Vialpa (DRAVICA), is a consortium comprised by ICASA and Dragados y Construcciones, S. A. (DRACSA)(each of which owns 49.9%) and Constructora Vialpa, S. A., (which owns 0.2%). The consortium was formed for the construction of the machine room, concrete dams, spillway, and the mounting of auxiliary electromechanical equipment of the Hydroelectric Power Station of the Caruachi Project, located in Venezuela.

     During 2004, DRAVICA executed an agreement for the administrative closing and contract settlement for the CVG Electrificacion del Caroni, C.A. (EDELCA), whereby the final contract price payable to DRAVICA was increased by U.S.$43 million to reflect additional construction costs. DRAVICA recognized the U.S.$43 million as revenue in 2004. The Consortium has concluded the work requested by EDELCA and is presently engaged in recovering its assets and settling its liabilities.

     c) Summary combined financial information for affiliated companies for which the Company uses the equity method of accounting is shown below on a 100 percent basis:

     Balance Sheet Data:

                                                Millions of U.S.
                                              dollars (Convenience
                                                  Translation
                                                    Note 2)
                                               December 31, 2005                         December 31,
                                             -----------------------  ----------------------------------------------------
                                                                                2005                            2004
                                                                      --------------------         ----------------------
Current assets.....................            $            114       Ps.        1,209,319        Ps.           1,663,607
Non-current assets.................                         130                  1,378,749                      1,738,772
Current liabilities................                         (57)                  (608,515)                      (788,481)
Non-current liabilities............                         (66)                  (697,177)                      (656,576)
Stockholders' equity...............                        (121)                (1,282,376)                    (1,957,322)

     At December 31, 2005 Ps.109,223 of the Company's consolidated accumulated deficit includes undistributed earnings of the above equity investees. The Companys net investment in affiliated companies at December 31, 2005 also includes Ps.6,836 of the Company's proportionate share of other equity accounts of such equity investees.


     14. Property, Plant and Equipment

     Property, plant and equipment consist of the following:

                                                                    December 31,
                                               -----------------------------------------------
                                                      2005                       2004
                                               --------------------     ----------------------

     Land....................................  Ps.          167,238     Ps.          153,972
     Buildings...............................               472,818                  485,122
     Machinery and equipment.................             2,077,334                2,017,254
     Office furniture, equipment and vehicles               620,291                  403,072
     Accumulated depreciation................            (2,035,704)              (1,870,178)
                                               ---------------------    ---------------------
                                                          1,301,977                1,189,242
                                               ---------------------    ---------------------

     Improvements in concessions                          1,242,039                       --
     Accumulated amortization                              (179,889)                      --
                                               ---------------------    ---------------------
                                                          2,364,127                1,189,242
Constructions in process in concessions                     180,651                       --
Other construction in process................                 3,139                       --
                                               ---------------------    ---------------------
                                               Ps. 2,547,917 Ps. 1,189,242
                                               ====================     ====================

     15.  Notes Payable

          Notes payable consist of:

                                                                    December 31,
                                               ---------------------------------------------
                                                     2005                    2004
                                               --------------------     --------------------

Notes payable to banks denominated in pesos..  Ps.          122,732     Ps.          722,570
Notes payable to banks denominated in U.S.
  dollars..................................                 279,771                  536,325
Other......................................                  72,372                   27,823
                                               --------------------     --------------------
                                               Ps.          474,875     Ps.        1,286,718
                                               ====================     ====================

     As of December 31, 2004, the Company had loans outstanding of Ps.680,796 related to the Company s contracts for construction of marine platforms. As a guarantee of these loans, the Company created an irrevocable trust fund through which payments are made to the creditor bank from funds periodically deposited by the 1,Company in an amount based upon the Companys estimate of the percentage of work completed on the marine platform projects at the time of the deposit. At December 31, 2004, the trust held funds of Ps.139,267. During 2005 these loans were paid and the corresponding guarantees were released. Similarly, at December 31, 2005 and 2004, the Company has bridge loans secured by mortgage guarantees of Ps.122,213 and Ps. 282,353, respectively, which are used to build low-income housing.

     The notes payable to banks are unsecured, short-term notes having a weighted average variable interest rate of 11.7% and 6.9% in 2005 and 11.2% and 5.6% in 2004, for notes denominated in pesos and U.S. dollars, respectively.


     16. Other Current Liabilities

         Other current liabilities consist of:

                                                                                   December 31,
                                                              --------------------------------------------------------
                                                                        2005                         2004
                                                              ---------------------------  ---------------------------

Accrual for operating expenses............                     Ps.            1,051,699     Ps.              723,111
Services and other........................                                      171,680                      136,292
Other accounts payable due to related
parties...................................                                      157,692                      205,723
Freight carriers and subcontractors.......                                      377,296                      357,731
Taxes other than income tax...............                                      212,235                      179,219
                                                              ---------------------------  ---------------------------
                                                               Ps.            1,970,602     Ps.            1,602,076
                                                              ===========================  ===========================

     17. Provisions

     The composition and changes of provisions - short-term is as follows:


                                                                Provision
                                             --------------------------------------------------
                            December 31,                      Used and                            Inflationary    December 31,
Short term:                     2004         Additions       Transfers          Cancellations       Effects           2005
                           ------------------------------------------------------------------------------------------------------
 Provision for:              Ps.   33,700    Ps.    1,803   Ps.   (33,649)      Ps.       --      Ps.      (51)    Ps.    1,803
Estimated contract
  losses
Costs expected to be
   incurred at the end of
   the project............         71,818          81,934          (1,988)             (10,378)           (108)         141,278
Claims...........                  50,810          49,097         (20,828)            --                   (76)          79,003
Contingencies and
   warranty reserves for
   construction
   contract........               482,238         114,444         (74,561)(1)           (7,220)           (722)         514,179
                             ------------    ------------   --------------      ---------------   -------------    ------------
                             Ps.  638,566    Ps.  247,278   Ps.  (131,026)      Ps.    (17,598)   Ps.     (957)    Ps.  736,263

     (1) Includes Ps.23,544 of transfer to long-term provisions.


     As part of other long-term liabilities the following provisions are included:

                          December                                   Provision           Inflationary            December
                          31,2004              Additions                Used                Effects              31,2005
                    -------------------   -------------------   -------------------   ------------------   -------------------
Contingencies and
 warranty reserves
 for construction
 contract             Ps.     269,773       Ps.     306,760       Ps.     (22,271)      Ps.        (404)     Ps.     553,858



     18. Long-Term Debt

     a. Long-term debt consists of the following:


                                                                                               December, 31
                                                                              -----------------------------------------------
                                                                                      2005                     2004
                                                                              ----------------------  -----------------------
Payable in U.S. dollars:

  Structured bond based on the project risk, with a fixed annual interest rate of 6.95% and maturity in 2025, to refinance the debt contracted for
    Corredor Sur, which is guaranteed by toll revenues.....................     Ps.        1,600,744   Ps.                --

  Loans maturing to October 2011, at an interest rate of LIBOR plus 400 and 412 basis points (6.4% to 6.53% at December 31, 2004) payable annually, Corredor
    Sur s toll revenues are pledged as a financial guarantee
    prepaid on 2005......................................................                         --                 581,293

  Loan  maturing  in  September  2008 at an  interest  rate of LIBOR plus 360
    basis   points   (6.97%  and  6.38%  at  December   31,  2005  and  2004,
    respectively),  collateralized  by the shares of SISSA Coahuila,  S.A. de
    C.V.,    a    subsidiary    of   the   Company   and   by   the   project
    revenues.................                                                                 77,888                 106,994

  Loan guaranteed by 36% of the shares of GACN, collection rights from dividends and loans paid by SETA and the reimbursement of capital contributions at the
    LIBOR rate plus 2.35 points (7.05% at December 31,
    2005), with maturity in June 2007......................................                1,333,596                      --

  Other.....................................................................                 106,079                 125,221


Payable in pesos:


Securitization Certificates issued through Tuneles Concesionados de Acapulco, which will assign the collection rights and tolls generated by the Acapulco
    Tunnel (the Tunnel), for a 17-year period at the TIIE rate plus 2.95 points, which was set at 13.16% for the first semiannual period. Principal and interest will be paid on a semiannual basis as of June 2008, with a three-year grace period for principal and a prepayment
    option as of the ninth anniversary of issuance..........................                 800,520                      --

Secured loan (collateralized by assets with a net book value of Ps.648,221 at
    December 31, 2004) maturing in May 2012 at a fixed interest rate of 14.5%
    for the first year and with annual increase of 0.90% to a maximum interest rate of 22.60%; payable annually as of March 2005 prepaid
    totally during 2005.....................................................                      --                 368,251



                                                                                               December, 31
                                                                              -----------------------------------------------
                                                                                      2005                     2004
                                                                              ----------------------  -----------------------

Mortgage  loan (net book value of Ps.21,032  at December  31, 2004)  maturing                     --                 292,528
    in June 2006  bearing  interest  at rate of TIIE  (Equilibrium  Interbank
    Interest  Rate) plus 250 basis  points  (11.47% at  December  31,  2004), payable monthly. Prepaid in 2005.........................................

Ordinary Participation Certificates (CPO S) (equivalent to senior notes)
    maturing in March 2016, principal and interest payable in semi-annual installments beginning September 2001 at a rate of 9.6% plus an adjustment of the UDI (a peso currency equivalent index for Mexican inflation) balance
    (11.43% as of December 31, 2004), the Acapulco Tunnel's toll revenues are pledged as a financial guarantee. Prepaid in
    2005....................................................................                      --                 193,756


Unsecured   UDI-denominated   loan,   guaranteed   by   shares   of   Tuneles
    Concesionados  de  Acapulco,  S. A. de C. V.  (Acapulco  Tunnel) and toll revenues  of Tunel de  Acapulco  at the TIIE rate  plus 350 basis  points
    (12.45%  at  December  31,  2004)  maturing  in  June  2019.  Prepaid  in
    2005................................................ ....................                     --                  78,184

Other....................................................... ................                  1,065                   5,331
                                                                                ---------------------  ---------------------
                                                                                           3,919,892               1,751,558
Current portion of long-term debt...........................                                  40,520                 252,856
                                                                                --------------------   ---------------------

                                                                                       Ps. 3,879,372           Ps. 1,498,702
                                                                              ======================   =====================


     The scheduled maturities of long-term debt as of December 31, 2005 is as follows:

                                                          Year Ending
                                                          December 31,
                                               ------------------------------

                            2007 ..............    Ps          1,414,150
                            2008 ..............                   97,518
                            2009 ..............                   36,260
                            2010 ..............                   36,986
                            2011 and thereafter                2,294,458
                                                 -----------------------
                                                   Ps. 3,879,372
                                                 =======================



     Long-term debt and other agreements of the Company's subsidiaries provide for various covenants that restrict the ability of certain subsidiaries of the Company to incur additional indebtedness and capital lease obligations, issue guarantees, sell fixed and other non-current assets and make capital distributions to the Company, as well as require compliance with certain other financial maintenance tests. These financial maintenance tests include the ratio of total liabilities to equity; the ratio of current assets to current liabilities; the ratio of current assets less affiliated accounts receivable to current liabilities and the ratio of operating earnings plus depreciation to net financing expenses. For the year ended December 31, 2005, the Company was in compliance with such covenants.

     b. Long-term debt for the construction of the hydroelectric plant.

     On March 5, 2004, CIISA obtained financing of US $682.4 million for the El Cajon hydroelectric project, which is comprised of a US $452.4 million syndicated loan and a U.S.$230 million fixed rate bond(Ps.2,449,500 and Ps. 2,584,769 as of December 31, 2005 and 2004). The syndicated loan bears interest at a rate of LIBOR plus 300 basis points (7.1% and 5.40% as of December 31, 2005 and 2004) and matures in August 2007. As of December 31, 2005 and 2004 , the syndicated loan amount used was US 343.7 and US $204.6 million.(Ps. 3,659,831 and Ps. 2,286,658 as of December 31, 2005 and 2004)
     The El Cajon bond bears interest at an annual 6.5% rate and matures in May 2008. The financing is endorsed mainly with the rights of collection of the construction contract.


     In March 2004, CIISA entered into an interest rate a derivative contract that establishes a maximum interest rate of LIBOR rate plus 3% applicable on the syndicated loan. The agreement causes the entirety of the obtained as part of the El Cajon hydroelectric project financing US $219.9 million outstanding under the loan. As of December 31, 2005 the notional amounts to US $102.2 millions and cover 100% of the syndicated loan. The derivative agreements fair value was US $8.2 million, which represents the present estimated value of future cash flows to the CIISA form the derivative agreement.



19. Foreign Currency Balances and Transactions

     a. The monetary position in foreign currencies of the Company s Mexican subsidiaries are as follows:


                                                                      December 31,
                                  ----------------------------------------------------------------------------------------
                                                      2005                                         2004
                                  ----------------------------------------  ----------------------------------------------
                                   Foreign currency                                    Foreign
                                       balances                                   currency balances
                                     (thousands) Mexican peso (thousands)
Mexican peso
     Currency                                                  equivalent                                     equivalent
                                  ------------------  --------------------     ----------------------  --------------------
     U.S. dollars:
       Assets...............           1,082,260      Ps.     11,471,957                 733,527       Ps.     8,167,455
       Liabilities..........            (921,755)             (9,816,687)               (717,868)             (8,011,047)
                                  ------------------  --------------------     ----------------------  --------------------
     Position-(long)short...             160,505      Ps.      1,655,270                  15,659       Ps.       156,408
                                  ==================  ====================     ======================  ====================

     b. The nonmonetary assets purchased in foreign currencies by the Company's Mexican subsidiaries are as follows:

                                                                      December 31,
                                  --------------------------------------------------------------------------------------
                                                     2005                                        2004
                                  -------------------------------------------  -----------------------------------------
                                     Foreign currency                            Foreign currency
                                   balances (thousands                         balances (thousands
                                     of U.S. Dollars)        Mexican peso        Of U.S. Dollars)       Mexican peso
                                                              equivalent                                 equivalent
                                  ----------------------- -------------------  ---------------------  ------------------

Machinery and equipment.                  20,949      Ps.        222,059                  36,376       Ps.       405,028
Inventories.............                   8,410                  89,149                     715                   7,957

     c. Condensed amounts of foreign subsidiaries expressed in U.S. dollars are as follows:


                                                                                         December 31,
                                                                      ----------------------------------------------------
                                                                                     U.S. dollars (thousands)
                                                                      ----------------------------------------------------
                                                                                2005                        2004
                                                                      -------------------------   ------------------------

Current assets.....................................                                  184,371      $             200,324
Fixed assets.......................................                                  237,543                    227,266
Total liabilities..................................                                 (308,035)                  (217,096)
                                                                       ------------------------   ------------------------

Net assets.........................................                                  113,879                    210,494
                                                                       ========================   ========================


     d. Transactions in thousands of U.S. dollars are as follows:


                                                                                    Year Ended December 31,
                                                                       ---------------------------------------------------
                                                                                2005                       2004
                                                                       ------------------------   ------------------------

           Exports....................................                 Ps.             29,614     Ps.            9,798
           Interest expense...........................                                 29,535                   20,080
           Purchases..................................                                 78,739                  147,909


     e. Pertinent exchange rate information at the date of the financial statements is as follows:

                                                                          December 31,
                                              ---------------------------------------------------------------------
                                                            2005                                2004
                                              ----------------------------------  ---------------------------------
             U.S. dollar currency exchange Buy Sell Buy Sell

           Interbank rate......                  Ps. 10.60         Ps.10.65          Ps.11.13         Ps.11.16


     f. As of March 20, 2006, the interbank buy and sell exchange rates were Ps.
     10.74 and Ps.10.75, respectively.


20. Income Tax, Asset Tax and Employee Statutory Benefit

     a. Since 1989, ICA has incurred income tax and asset tax on a consolidated basis with its subsidiaries.

     b. Income tax is determined by considering the minority interest, the unconsolidated portion of the latter and equity held by subsidiaries, together with consolidated tax. Consolidatable equity is the proportion held by ICA of the voting stock of its subsidiaries, based on the daily average of the year multiplied by the factor of 0.60. Until 2004, 60% of subsidiaries' tax results were consolidated based on this proportion. As of 2005, this factor was increased to 100%.

     c. Asset tax is determined based on minority interest, plus the related consolidation tax, considering the proportion of ICA's daily average equity in its subsidiaries over the year.

     The provisional income tax and asset tax payments of the holding company and its subsidiaries are determined independently of the tax consolidation regime. The unconsolidated portion of provisional tax payments is directly paid to the SHCP, while the consolidated portion is sent to the holding company.


     d. Income taxes and the employee statutory profit sharing are as follows:


                                                                           Year Ended December 31,
                                                   -------------------------------------------------------------------------
                                                            2005                     2004                     2003
                                                   -----------------------  -----------------------  -----------------------

Income tax expense (benefit):.......
  Current...........................                Ps.          88,991      Ps.          93,486      Ps.           12,830
  Deferred..........................                            151,914                   55,579                    56,407
  Change in statutory tax rate......                                 --                   84,670                        --
  Change in valuation
    allowance........................                           103,669                  276,987                   274,959
                                                   ----------------------   ----------------------  ------------------------
                                                    Ps.         344,574      Ps.         510,722      Ps.          344,196
                                                   ======================   ======================  ========================


Employee statutory profit-sharing
 Expense (benefit):
  Current...........................                Ps.          80,100      Ps.          59,785      Ps.           (3,477)
  Deferred..........................                             15,351                 (31,890)                     6,787
                                                   ----------------------   ----------------------  ------------------------
                                                    Ps.          95,451      Ps.          27,895      Ps.            3,310
                                                   ======================   ======================  ========================


     e. The corporate income tax rate applicable to the Company was 33% in 2004. Beginning 2005, the corporate income tax rate applicable to the Company is 30%, and will decrease one percentage point each year until it reaches 28% in 2007. The rate change effect was recognized in 2004. Reconciliation of the income tax rate and the effective rate as a percentage of profits before provisions for 2005, 2004 and 2003 is:


                                                                              Year Ended December 31,
                                                                  --------------------------------------------------
                                                                          2005              2004         2003
                                                                  ---------------  ----------------  ---------------

Statutory rate...............................                            30.00             33.00          (34.00)

Foreign subsidiary loss (income)                                          0.58            (32.34)           4.23
Difference between (gain) loss from monetary
position and inflationary adjustment........                              9.83              7.26            7.85
Inflationary effects.........................                             2.55              1.83            7.93

Change in statutory tax rate.................                             4.18             16.30              --
Other........................................                          (25.07)             18.94           25.01
                                                                  ---------------  ----------------  ---------------

                                                                         22.07             44.99           11.02
Change in valuation allowance................                             9.50             53.31           43.78
                                                                  ---------------  ----------------  ---------------
Effective rate...............................                            31.57             98.30            54.80
                                                                  ===============  ================  ===============


     f. In accordance with Mexican tax law, tax losses restated with the NCPI may be carried forward for a period of ten years, starting from the year after they were generated.

     The amount of the Company s consolidated asset tax credits and consolidated tax loss carryforwards as of December 31, 2005, are as follows:


                     Asset tax                   Tax loss                 Year of
                      credits                 carry forwards            Expirations
               -----------------------    -----------------------    -------------------
                Ps.       282,032          Ps.            --              2007
                          435,380                     45,293              2009
                          392,347                    828,770              2010
                          318,766                    639,562              2011
                          216,933                    309,064              2012
                          186,292                         --              2013
                          137,391                    949,194              2014
                           64,474                         --              2015
               -----------------------     ---------------------
                Ps.     2,033,615          Ps.     2,771,883
               =======================     =====================

     g. The main items comprising the asset (liability) balance of deferred income taxes at December 31, 2005 and 2004 are as follows:


                                                                                      December 31,
                                                                ----------------------------------------------------------
                                                                           2005                          2004
                                                                ---------------------------   ----------------------------

Liabilities:
Cost and estimated earnings (losses) in excess of billings       Ps.          (1,701,981)       Ps.         (1,614,051)
  on uncompleted contracts and other......................
Inventories................................ ..............                       (46,806)                     (260,687)
Real estate inventories.................... ..............                       (44,010)                     (126,502)
                                                                                (117,026)                      (73,496)
Investment in concessions.............. ..................                    (1,201,810)                           --
                                                                ----------------------------   ---------------------------
                                                                 Ps.          (3,111,633)       Ps.         (2,074,736)
                                                                ----------------------------   ---------------------------
Assets:
Accrued expenses and reserves.............. ..............                        435,025                      474,740
Investment in concessions.................. ..............                             --                       44,603
Advances from customers.................... ..............                        539,082                      322,175
                                                                ----------------------------   --------------------------
                                                                                  974,107                      841,518
                                                                ----------------------------   ---------------------------
Subtotal                                                                       (2,137,526)                  (1,233,218)

                                                                                      December 31,
                                                                ----------------------------------------------------------
                                                                           2005                          2004
                                                                ---------------------------   ----------------------------

Tax loss carryforwards in consolidated tax                      Ps.               776,127       Ps.            857,916
reporting..................................
Tax loss carryforwards in nonconsolidated   tax
   reporting............................                                        2,000,650                    1,534,738
Tax on assets..............................                                       122,163                    1,853,916
                                                                ----------------------------   ---------------------------
Total net deferred tax asset...............                                       761,414                    3,013,352
Valuation allowance........................                                       (692,045)                 (2,297,623)
                                                                ----------------------------   ---------------------------
Net deferred tax asset.....................                      Ps.               69,369                      715,729
                                                                ============================   ============================
Net employee statutory profit-sharing(in 2005
   included in other non current liabilities)
                                                                 Ps.             (37,492)                       53,766
                                                                ============================   ---------------------------
Total......................................                                                     Ps.            769,495
                                                                                               ===========================


     As of December 31, 2005 and 2004 a valuation allowance of Ps.692,045 and Ps.2,297,623, respectively, has been recognized. In 2005 the consolidated IMPAC of Ps. 1,911,451 was applied to the valuation allowance, because it is estimated that the period for recovering such items might expire before being realized. In determining this valuation allowance, the Company<180>s management considered the trend of historical tax results and the estimate of future income tax; however, if circumstances differ from such estimates, the valuation allowance could be modified.


     h. The balances of stockholder's equity tax accounts at December 31, 2005 and 2004 are:


                                                                                      December 31,
                                                                ----------------------------------------------------------
                                                                           2005                          2004
                                                                ---------------------------   ----------------------------

Contributed capital account................                      Ps.           17,289,023       Ps.          15,445,249
Net consolidated tax profit account........                                     8,936,693                     9,105,913
                                                                ----------------------------   ---------------------------
Total                                                            Ps.           26,225,716       Ps.          24,551,162
                                                                ============================   ===========================


21.  Commitments and Contingencies

     a. At December 31, 2005 certain subsidiary companies are party to lawsuits incidental to their business, which the Company's management believes will be resolved in favor of the Company or with an insignificant effect on financial position, results of operations and cash flow.

     b. In January 2000, ICA presented an arbitration demand against the Institute for Urban Development of the Capital District of Bogota, Colombia (IDU for its initials in Spanish), in which ICA clamed payment of works executed, additional costs and the termination and liquidation of the public works contract for the refurbishment of the Malla Vial street network in Bogota (the Contract), for contract breach by the IDU and because an economic disequilibria established in the Contract had occurred. In April 2002 the Arbitration Tribunal issued the award (the Arbitration Award) finalizing the process and ordering compensation for the claims by the parties. This Arbitration Award resulted in a net balance of $2.2 million U.S. Dollars in favor of the IDU and set forth the criteria for the termination of the Contract.

     After the issuance of the Arbitration Award, and prior to it being executed, both the IDU and ICA have made further formal reciprocal claims. The IDU brought a claim for liquidated damages for breach in the amount of approximately U.S.$4.7 million and made a claim against the bonding company for the return of the advance payment that had not yet been applied. ICA not only has challenged these new claims by the IDU, but also demanded indemnification in the amount of U.S.$8.7 million and damages caused by the inability to execute public works in Colombia, payment due for various works executed, and interest and other expenses that were not included in the arbitration totaling U.S.$9.1 million. In December 2004 an administrative tribunal decreed the inclusion of all the causes of action initiated by ICA into one case. In relation with the IDU claim for purposes to make effective the indemnification , in February 2006 the Arbitration Award denied the nulity incident presented by the bonding company.

     In September 2004, the IDU sought the judicial recognition of the Arbitration Award before a Judge in Mexico City, seeking to enforce payment of the award as well as interest of US $2.2 million, costs and expenses. ICA responded to the filing by principally objecting to the recognition of the Arbitration Award on the grounds that the arbitration procedure did not follow due process. As of the date of the financial statements, ICA filed a constitutional claim (amparo) alleging lack of legal capacity by the IDU. The judicial action for the recognition of the Arbitration Award is suspended while the amparo is being resolved.

     c. Nitrogeno de Cantarell - In December 2003, Compania de Nitrogeno de Cantarell, S.A. de C.V. (CNC) initiated an arbitration proceeding against the joint venture formed between ICA Fluor Daniel, S. de R.L. de C.V. and Linde AG in connection with the construction of the Cantarell nitrogen plant. CNC's claim was made directly against the joint venture members, as well as their respective parent companies, Empresas ICA Sociedad Controladora, S.A. de C.V., Fluor Corporation and Linde L.P.M., as guarantors for the joint venture.


     The consortium filed a counterclaim and was engaged in the respective arbitration process. On July 27, 2005, the parties executed a Transaction Agreement that settled all mutual claims and ended the arbitration process. The Transaction Agreement means the termination of the arbitration process, as well as the total release and waiver of any claims derived from past, present or future events. The cost for the company, related to this Transaction Agreement was not significant.



     d. The following contingencies exist in GACN. There is a lawsuit filed against the airport of Ciudad Juarez, S.A. de C.V., challenging the assertion of the ownership of the land occupied by the airport, and if this not possible, seeking the payment of compensation for damages and lost profits. The payment sought is for a total of US $120 million. At the date of the financial statements a verdict has been issued whereby this lawsuit has been admitted and instructing the airport to return the land and, consequently, declaring the payment claim as invalid. However, the contingency remains in effect because an amparo lawsuit was filed by each party, on which the respective verdict has yet to be issued. If the verdict goes against the Company, it is believed that the adverse effects will be absorbed by the Federal Government, as established in the airport concession title.


     Administrative law enforcement proceedings are currently underway against the Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Ciudad Juarez, S.A. de C.V. and Aeropuerto de Zihuatanejo, S.A. de C.V., to settle tax liabilities for real estate property tax in the amounts of PS 15,975, Ps 112,978 and Ps 10,029, respectively. At the date of this report, these lawsuits are still pending. In the case of the Aeropuerto de Chihuahua, S.A. de C.V., on February 28 a verdict was notified declaring the aforementioned liability as invalid, subject to such verdict becoming final and conclusive.


     e. Performance guarantees- In the normal course of business, the Company is required to secure construction obligations, mainly related to the completion of construction contracts or the quality of its work, by granting letters of credit or bonds. At December 31, 2005, the Company had granted such letters of credit and bonds to its customers for Ps.1,310,091 and US $710.5 million, respectively, with a bonded amount of Ps.1,310,091 and US $710.5 million, respectively. In addition, the Company entered into a letter of credit of US $51.5 million related to the construction and financing contract of the El Cajon hydroelectric plant. These amounts will decrease over time as the Company completes the projects and as the projects are accepted by customers.


     Certain affiliated companies which are engaged in the operation of municipal services and construction projects have outstanding, to guarantee their obligations and responsibilities under certain concession arrangements and construction contracts, guarantees in an amount of US$134.4 million and US$134.4 million,respectively involved bond.


     f. Leasing agreements- ICAFD has entered into a lease agreement for machinery and equipment, tools and service for a 10 year period, which began in October 1998. The lease expense, which is calculated based on the usage of the machinery and equipment was Ps. 37,667, Ps. 34,151 and Ps. 38,712, for 2005, 2004 and 2003, respectively. Such lease agreements do not stipulate a minimum usage requirement. In addition, beginning in 2002, ICAFD began leasing office space under a 15-year operating lease. Such lease agreement stipulates annual lease revenues of approximately US $1.8 million.

22.  Stockholders' Equity

     a. At December 31, 2005, the authorized common stock of the Company is Ps.5,711,947 with a single class of common stock without par value, comprised of the following:

                                                                  Shares                      Amount
                                                       ---------------------------  ---------------------------

         Subscribed and paid shares...............                  402,657,260     Ps.             5,628,294
         Shares held in treasury..................                   12,615,585                        83,653
                                                       ---------------------------  ---------------------------
                                                                    415,272,845     Ps.             5,711,947
                                                       ===========================  ===========================


     The resolutions taken by the Stockholders' Extraordinary General Meeting of July 14, 2005, included the amendment of the Company's corporate bylaws to establish that, at the Ordinary General Meeting held at each yearend close to approve the financial information of the fiscal year in question, the Board of Directors must indicate the number of shares representing minimum fixed capital at the end of the business year. The Board of Directors determined that the number of shares representing the Company's minimum fixed capital dropped from 47,084,366 to 34,390,991. The result of the new average theoretical value derived from the consolidation regime was Ps
     13.9778777566 for each subscribed and paid-in share. Consequently, the Company's minimum fixed capital of Ps 480,713 is represented by the issuance of 34,390,991 shares. Variable capital is unlimited.

     b. The Stockholders' Extraordinary General Meeting of July 14, 2005, took the following resolutions: i) increase the Company's variable capital by an amount equal to US $230 million, while issuing up to 189,453,426 unsubscribed shares for placement on stock markets in Mexico and abroad;
     ii) the stockholders' waiver of their right of first refusal to subscribe the new shares representing the capital increase was accepted, thus enabling the latter to be issued according to the preceding resolution;
     iii) a primary public offering of shares representing the approved capital increase.

     The Board of Directors' meeting of November 7, 2005, approved different measures to ensure compliance with the resolutions taken by the Stockholders' Extraordinary General Meeting of July 14, 2005, including the reduction of the total number of outstanding shares, without reducing common stock, by issuing one new share for every six canceled outstanding shares. On December 13, 2005, all outstanding shares were consolidated and the respective capital structure adjustments recognized in the Company's accounting, as follows: (i) the cancellation of the 98,830,934 shares remaining from the public offering; (ii) the transfer of 166 treasury shares from the Option Plan to enable Company officers and employees to acquire shares, based on the options established for each beneficiary that were not included in the unsubscribed share exchange process; (iii) the consolidation of 402,657,299 shares representing authorized common stock, to replace every six outstanding shares with one new share; the cancellation and payment of 39 remaining outstanding shares for the amount of Ps 24.48 per share (value quoted on the stock market at the close of transactions on December 9, 2005), with a charge to the share buyback reserve.

     c. The Stockholders' Ordinary General Meeting of November 17, 2003, took the following resolutions: i) increase variable capital by Ps. 2,486,246, represented by 207,187,144 shares at no par value; ii) cancel 11,956,101 shares deposited with the Company's Treasury that have not been subscribed and paid-in; and iii) issue 13,869,676 shares at no par value to comply with the following commitments:


        (i) 8,717,919 shares set aside for the convertible subordinated debentures;
        (ii) 2,060,703 shares were set aside for the performance bonus plan; and
        (iii)      3,091,054 shares were set aside for the stock option plan.

     Of the total resources from the capital increase of Ps. 2,486,246 (par value), Ps. 2,120,916 (par value) was obtained as of December 31, 2003, with the remainder of Ps. 365,330 (par value) obtained on January 9, 2004. Of the increase in treasury stock described above, as of December 31, 2003, 61,636 shares were subscribed for Ps. 1,387 (par value), including Ps. 981(par value) for share subscription premium.

     d. At the ordinary general stockholders, meeting held on April 16, 2004, the stockholders agreed to assign 8,717,919 of the shares held in the Company's treasury to meet commitments under the Company's employee stock option plan. Prior to this meeting, these shares were held in the Company's treasury to meet its commitments under its convertible debentures. The number of assigned shares held in treasury to meet the Company's obligation under the employee stock option plan to 9,647,899.

     e. At the ordinary general stockholders meeting held on April 21,16 and 19, 2005, 2004 and 2003, the stockholders approved the results of operations for the years ended December 31, 2004, 2003 and 2002.

     f. At the ordinary general stockholders meeting of March 31, 2000, the stockholders agreed to establish an employee stock option plan. 2,570,000 shares acquired under the Company s stock repurchase plan were cancelled by reducing authorized variable capital by a nominal amount of Ps.17,041. Also, the shareholders agreed to cancel 21,340,513 shares issued in March 1992 by reducing variable capital by a nominal amount of Ps.141,508 and by declaring a variable capital increase of 5 percent of the total outstanding shares (5,151,757 shares representing an amount of Ps.37,218). This was done with the purpose of having a sufficient number of shares for the following two years, both for the purchase of shares under the new option plan and for the performance bonus plan approved in 1992, designed exclusively for ICA s management. Both plans were approved under the Mexican Securities Market Law.

     Based on the announcement made in the Diario Oficial de la Federacion (Official Gazette) on April 7, 2000, shares were offered to stockholders pursuant to the exercise of their pre-emptive rights for a term of 15 days, ending April 22, 2000, at a quoted market price of Ps.22.50 per share (price as of March 31, 2000).

     Unsubscribed shares will be maintained in treasury. In case shares are partially or totally subscribed by the stockholders, the Meeting authorized an additional amount of 5% in order to have sufficient shares, both for the options plan and for the shares plan mentioned above.

     Under the option plan, ICA s employees are able to acquire the shares in treasury at the quoted market price of the day before the grant date, which may not be lower than Ps.22.50 per share. The term for exercising the option will be 7 years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the Mexican Law provisions related to confidential information.

     The maximum annual amount of options for the purchase of shares that may be granted may not exceed 1.5% of the total amount of outstanding shares at December 31 of the previous year.

     The option plan will be effective for ten years and the Board of Directors may modify or suspend it, depending on market conditions.

     At the ordinary general stockholders' meeting held on April 16, 2004, the stockholders approved a resolution amending the Company's employee stock option plan. The resolution terminated the issuance of future options under the plan and amended past grants to lower the excercise price on all grants to Ps. 22.50 per share. Consequently, 4,160,307 shares held the Company's treasury was designated for subscription under the employee stock option plan. There were no grants or forfeitures of stock options during 2005 and 2004. During 2005 1,192,455 shares were exercised, plus 166 shares transferred form the option to the shares plan. At December 31, 2005 the number of shares held in treasury for the option plan is of 2,967,686 shares.


     g. Stockholders equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2005, the ISR rate was 30%, it will decrease subsequently one percentage point each year, until reaching 28% in 2007. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

     h. At December 31, 2005 and 2004, stockholders majority equity at historical and restated values were as follows:

                                                                                     2005
                                                   -------------------------------------------------------------------------
                                                         Historical              Restatement                 Total
                                                   -----------------------  -----------------------  -----------------------
Common stock........................                Ps.      5,628,294       Ps.        167,479       Ps.       5,795,773
Additional paid-in capital..........                         1,509,701                   89,961                 1,599,662
Reserve for repurchase of shares....                           634,230                       --                   634,230
Accumulated deficit.................                             656,980               (20,988)                     635,992
Insufficiency from restatement of
   capital...........................                               --                  (147,057)                 (147,057)
                                                   ----------------------   ----------------------  ------------------------
                                                    Ps.      8,429,205       Ps.         89,395       Ps.       8,518,600
                                                   ======================   ======================  ========================


                                                                                     2004
                                                   -------------------------------------------------------------------------
                                                         Historical              Restatement                 Total
                                                   -----------------------  ----------------------   -----------------------

Common stock........................               Ps.        3,173,580      Ps.      1,103,805      Ps.        4,277,385
Additional paid-in capital..........                          1,484,582               3,298,618                 4,783,200
Reserve for repurchase of shares....                          1,433,229                      --                 1,433,229
Accumulated deficit.................                          (5,713,179)             1,164,385                 (4,548,794)
Insufficiency from restatement of
   capital...........................                                --                 (403,796)                 (403,796)
                                                  ------------------------  ----------------------  ------------------------
                                                  Ps.             378,212    Ps.      5,163,012      Ps.        5,541,224
                                                  ========================  ======================  ========================


23. Minority Interest in Consolidated Subsidiaries

     Minority interest consists of the following:


                                                                                      December 31,
                                                                ----------------------------------------------------------
                                                                           2005                          2004
                                                                ---------------------------   ----------------------------

     Common stock...............................                  Ps.            3,470,874       Ps.             753,603
     Accumulated deficit........................                                   755,076                     (217,323)
     Insufficiency from restatement of capital..                                    84,617                      (39,106)
                                                                ----------------------------   ---------------------------
                                                                 Ps.            4,310,567       Ps.             497,174
                                                                ============================   ===========================

24.  Other (Income) Expense, Net

     Other (income)expense net, consists of the following:


                                                                              Year Ended December 31,
                                                        ---------------------------------------------------------------------
                                                                2005                    2004                   2003
                                                        ----------------------   --------------------  ----------------------
Severance costs (1)........................              Ps.             --      Ps.        31,953      Ps.        49,498
Provision for pension plan settlement (see
 Note 26)...................................                             --                     --                126,535
(Gain) loss on purchase and sale of
 investments in shares......................                        (78,845)               (70,222)               94,209
Loss on sale of property, plant and
  equipment.................................                          8,053                  4,250                 32,202
Gain from sale of claims rights                                     (53,341)                    --                     --
Allowance for impairment, net (Note
12)....................................                                  --                 54,582                (20,060)
Other.................................                              (24,742)                (4,693)                 2,708
                                                        ----------------------   --------------------   -------------------
                                                         Ps.       (148,875)     Ps.        15,870      Ps.       285,092
                                                        ======================  =====================  ====================

(1) Severance costs are a result of the Company's reduction in the number of its employees.



25.  Related Party Transactions

     Transactions with related parties, carried out in the ordinary course of business, were as follows:


                                                                              Year Ended December 31,
                                                        ---------------------------------------------------------------------
                                                                2005                    2004                   2003
                                                        ----------------------   --------------------  ----------------------
     Construction revenues (1).............              Ps.           10,052    Ps.              --    Ps.          13,270
     Services rendered (2).................                             6,943                 66,283                 38,942
     Royalties (3).........................                            96,903                 57,818                 60,382
     General and administrative expenses (6)                           34,674                154,020                 92,567
     Interest income (4)...................                             9,168                 12,410                 11,011
     Equipment leasing (5)..................                           37,667                 34,151                 38,712
     Sale of investments in shares and
       receivables (7)......................                          203,182                     --                274,611
     Revenues from leasing equipment (8)                               14,465                     --                     --


     (1) During 2005, represents work performed by ICA Fluor Daniel to Fluor Daniel Mexico, S. A. in the amount of Ps. 10,052. In 2003, an amount was billed to Holding Dicomex, S. A. de C. V., an associated company, for the construction of the Arcos Bosques building in Mexico City.

     (2) In 2005, this amount primarily consists of services rendered to Geoicasa for the amount of Ps. 3,652 and to Fundacion ICA of Ps. 3,189. The 2004 figure consists of Ps. 22,941 for technical services provided to Fluor Co. and Ps. 27,117 for services rendered to the associated company CIMA. Finally, the 2003 figure mainly consists of Ps. 21,039 for services rendered to CIMA.

     (3) Royalties paid for using the trademark Fluor Daniel Mexico, an affiliate of Fluor Corporation.

     (4) For the years ended December 31 2005 and 2004, includes Ps.9,168 and Ps. 12,305 of interest income related to loans granted to Fluor Corporation. For the year ended December 31, 2003 primarily relates to interest income, earned on loans due from SETA, an affiliate of the Company, for Ps.5,789.

     (5) Leasing costs for machinery leased from Ameco Services, S. de R. L. de
     C. V., an affiliate of Fluor Corporation.

     (6) Primarily relates to administrative services from related parties of Fluor Corporation.

     (7) In December of 2005, as part of the acquisition of the shares of GACN mentioned in Note 1, the Company exercised the option to buy to CEAJ (related party), 60% of its participation in Aeroinvest (22.35% indirectly in SETA) in the amount of Ps. 203,182 (US $19.3 million) generating a gain of Ps. 62,279 that is presented within other income in the 2005 statement of operations (see Note 24). In 2003 the value of Ps. 274,611 (US $24.1 million) corresponds to the sale of the 60% of Aeroinvest and the collection rights and the investment in shares of SETA, whose selling price was determined based on a valuation performed by a financial institution, incurring in a loss of Ps. 67,938 that is presented within other expenses in the 2003 statements of operations. (see Notes 13 and 24).


     (8) Rental of machinery from Cotrisa, a related party of Ingenieros Civiles Asociados, S. A.


26.  Post Retirement Benefits

     Costs for seniority premiums and the pension plan were Ps. 911, Ps.1,324 and Ps. 29,590 for the years ended December 31, 2005, 2004 and 2003, respectively. According to Bulletin D-3, as of January 1, 2005, the periodic cost for severance payments made at the end of the work relationship was Ps. 23,416. The net projected liability at December 31, 2005 and 2004 is Ps.150,615 (includes Ps. 22,321 of airports segment) and Ps. 5,000, respectively. The assigned resources to cover retirement benefits at December 31, 2005 and 2004 are Ps.5,319 and Ps.5,055, respectively. Other disclosures required by Bulletin D-3 are not significant.

     The pension plan established by the Company for its officers is comprised of a defined benefit at retirement equal to the compensation established by the Federal Labor Law, plus a defined contribution made by the Company based on each officer s seniority. As part of the measures implemented by the Company to create a new organizational structure , a curtailment of the plan was approved by the Company in an effort to reduce officers' overall compensation; accordingly, the number of officers participating in the pension plan was significantly reduced. During the last quarter of 2003, a provision of Ps.126,535 was recorded to other expense to cover payments to officers who no longer participate in the pension plan.


     27.Business Segment Data

     For management purposes, the Company is organized into six major operating divisions, which are: civil construction, industrial construction, CPC-Rodio, real estate and housing development, infrastructure operations and corporate and other. The divisions are the basis on which the Company reports its primary segment information. Operating segment information is presented based on the management approach required by Bulletin B-5 Financial Information by Segment Data issued by the IMCP effective in April 2003. The principal products for each of the operating segments are summarized below:


         Operating Segment                                             Principal Products
-------------------------------------  ------------------------------------------------------------------------------------

Construction:
    Civil construction..........       Heavy construction projects such as highways, bridges, tunnels and dams, urban and housing construction, including transportation construction such as subway systems, shopping centers and automobile parking facilities

    Industrial construction.....       Industrial construction such as energy generating and petrochemical plants

    Rodio Kronsa                       Hydraulic projects construction, building, transportation and environmental infrastructure and geotecnia

      Housing development.....         Development, trading, ownership, sale, assistance, operation and administration of real estate and housing development

      Infrastructure                      operations..... Operation and
                                          maintenance of concessioned airports,
                                          highways, bridges and tunnels, water
                                          supply systems, waste treatment and
                                          automobile parking facilities

      Corporate and other.........     Corporate services and operation of grain storage and distribution



A summary of certain segment information is as follows:


                                   Construction
                     -------------------------------------------     Total
                           Civil      Industrial    Rodio-Kronsa  Construction
--------------------------------------------------------------------------------
2005:
 External revenues . Ps. 7,043,606  Ps. 7,552,126  Ps.  2,331,395   Ps.16,927,127
 Intersegment
  revenues .........     2,250,857        452,046          24,659       2,727,562
 Operating (loss)
  income ...........       446,370        494,268          62,930       1,003,568
 Financing cost ....       (72,526)       (99,090)          7,224        (164,392)
 Income tax ........       165,110        120,983          31,315         317,408
 Employee statutory
  profit sharing ...        56,299         38,155              --          94,454
 Share in operations
  of affiliated
  companies ........        37,770           --             3,914          41,684

 Segment assets ....    12,079,323      3,645,902       1,867,673      17,592,898
 Investments in
  affiliated
  companies ........        91,193           --            16,762         107,955
 Segment liabilities
  (1) ..............     3,273,164      2,521,580       1,159,384       6,954,128
 Capital
  expenditures (2)         173,375        147,731          96,193         417,299
Depreciation and
 Amortization ......       402,585        111,113          70,871         584,569



                         Housing    Infrastructure    Corporate        Total       Intersegment         Total
                       Development  Operations (IO)   and Other       Segments     Eliminations    Consolidated
------------------------------------------------------------------------------------------------------------------
2005:

 External revenues . Ps. 1,088,153    Ps. 373,933   Ps.    83,899   Ps.18,473,112   Ps.  (68,214)   Ps.18,404,898

 Intersegment
  revenues .........       397,990         72,158         315,654       3,513,364         68,214        3,581,578

 Operating (loss)
  income ...........        91,569         50,340         (61,804)      1,083,673        (28,696)       1,054,977
 Financing cost ....        73,693        191,624          35,163         136,088        (23,798)         112,290
 Income tax ........           522         37,535         (34,690)        320,775         23,799          344,574
 Employee statutory
  profit sharing ...           412            431             154          95,451             --           95,451
 Share in operations
  of affiliated
  companies ........         2,639         45,095           8,332          97,750             --           97,750

 Segment assets ....     1,084,412     12,586,035       9,988,640      41,251,985    (10,280,964)      30,971,021
 Investments in
  affiliated
  companies ........        36,298        110,290       7,965,402       8,219,945     (7,858,314)         361,631
 Segment liabilities
  (1) ..............       148,643        957,019       1,283,953       9,343,743     (1,938,747)       7,404,996
 Capital
  expenditures (2)          24,297        534,105          19,039         994,740             --          994,740
Depreciation and
 Amortization ......        30,598        106,443           8,745         730,355             --          730,355



                                  Construction
                     ---------------------------------------------       Total
                           Civil      Industrial    Rodio-Kronsa     Construction
-----------------------------------------------------------------------------------
2004:
 External revenues.  Ps. 4,559,720  Ps. 4,611,422   Ps. 2,434,557   Ps.11,605,699
 Intersegment
  revenues.........      2,313,598        642,774          12,739       2,969,111
 Operating (loss)
  income...........        277,881         39,914          88,602         406,397
 Financing cost....         42,507        (53,160)         19,893           9,240
 Income tax........         99,385         28,360          26,943         154,688
 Employee statutory
  profit sharing...         27,686            120              --          27,806
 Share in operations
  of affiliated
  companies........        142,977             --         (19,573)        123,404
 Segment assets....      8,049,774      4,735,666       2,090,809      14,876,249
 Investments in
  affiliated
  companies........        268,686             --          35,664         304,350
 Segment liabilities
  (1)...............     1,904,757      2,867,692       1,400,601       6,173,050
 Capital
  expenditures (2)..       746,564        165,962         120,250       1,032,776
Depreciation and
 Amortization......        639,176         41,682          68,626         749,484



                         Housing    Infrastructure    Corporate        Total       Intersegment         Total
                       Development  Operations (IO)   and Other       Segments     Eliminations    Consolidated
------------------------------------------------------------------------------------------------------------------
2004:

 External revenues.  Ps.   903,064   Ps.  398,332   Ps.   218,345   Ps.13,125,440   Ps.   (7,367)   Ps.13,118,073
 Intersegment
  revenues.........        434,816         82,817         285,580       3,772,324          7,367        3,779,691
  Operating (loss)
  income...........         84,094         50,258         (20,153)        520,596          2,374          522,970
 Financing cost....           (111)       (42,088)         20,499         (12,460)            --          (12,460)
 Income tax........         (3,087)        21,410         337,711         510,722             --          510,722
 Employee statutory
  profit sharing...             --             89              --          27,895             --           27,895
 Share in operations
  of affiliated
  companies........         (1,707)        27,477          25,897         175,071             --          175,071
 Segment assets....      1,042,229      4,973,276       9,461,979      30,353,733     (9,581,197)      20,772,536
 Investments in
  affiliated
  companies........          5,317        529,621       6,882,397       7,721,685     (6,708,987)       1,012,698
 Segment liabilities
  (1)...............       130,263        268,218       2,508,420       9,079,951     (2,530,327)       6,549,624
 Capital
  expenditures (2)..         6,993         27,127           1,143       1,068,039             --        1,068,039
Depreciation and
 Amortization......          3,265        141,155          29,780         923,684             --          923,684



                                  Construction
                     ---------------------------------------------       Total
                           Civil      Industrial    Rodio-Kronsa     Construction
-----------------------------------------------------------------------------------
2003:
External revenues.   Ps. 2,226,194  Ps. 4,214,940    Ps.2,048,787    Ps.8,489,921
Intersegment
  revenues.........         96,981             --              --          96,981
Operating (loss)
  income...........         (1,487)      (101,959)         81,286         (22,160)
Financing cost....          57,220        (63,620)         14,557           8,157
Income tax........             800          6,237          25,888          32,925
Employee statutory
  profit sharing...            419          1,887              --           2,306
Share in operations
  of affiliated
  companies........        (65,503)            --          (6,842)        (72,345)
Segment assets....       3,187,739      3,185,602       1,657,759       8,031,100
Investments in
  affiliated
  companies........         46,219             --          40,643          86,862
Segment liabilities
  (1)..                  1,473,732      2,102,679         918,480       4,494,891
Capital expenditures
  (2).                     471,981         59,749          25,025         556,755
Depreciation and
Amortization               267,305         15,910          41,090         324,305



                         Housing    Infrastructure    Corporate        Total       Intersegment         Total
                       Development  Operations (IO)   and Other       Segments     Eliminations    Consolidated
------------------------------------------------------------------------------------------------------------------
 2003:
External revenues.   Ps.   651,189   Ps.  510,256   Ps.   266,152  Ps.  9,917,518    Ps.      --   Ps.  9,917,518
Intersegment
  revenues.........             --          7,149         167,085         271,215       (271,215)              --
Operating (loss)
  income...........         15,287         50,793          (1,213)         42,707             --           42,707
Financing cost....           3,549         86,037         287,920         385,663             --          385,663
Income tax........            (346)        30,269         281,348         344,196             --          344,196
Employee statutory
  profit sharing...             --            819             185           3,310             --            3,310
Share in operations
  of affiliated
  companies........            835        (89,243)        (12,559)       (173,312)            --         (173,312)
Segment assets....         900,960      5,149,931       4,534,023      18,616,014     (2,089,668)      16,526,346
Investments in
  affiliated
  companies........            327        525,426         193,371         805,986             --          805,986
Segment liabilities
  (1)...............       141,035        314,537       2,742,781       7,693,244     (2,367,863)       5,325,381
Capital expenditures
  (2)...............        10,474         33,634          43,063         643,926             --          643,926
Depreciation and
Amortization........           309        188,170          59,658         572,442             --          572,442


     (1) Segment liabilities include only the operating liabilities attributable to each segment. (2) Capital expenditures include purchases of property, plant and equipment, investments in concessions and other assets.



     The Company's principal consolidated net revenues are from construction contracts with various Mexican public- and private- sector entities, as well as foreign public- and private- sector entities, summarized as follows:


                                                                    Year Ended December 31,
                                             -----------------------------------------------------------------------
                                                    2005                     2004                    2003
                                             -------------------     ---------------------  ------------------------
National:
----------------------------------
a. Public sector
----------------------------------
Petroleos Mexicanos...............            Ps.     4,625,185       Ps.       2,331,830    Ps.         2,469,651
Comision Federal de
  Electricidad....................                    4,117,175                 3,069,214                  922,991
Secretaria de Comunicaciones y
  Transportes.....................                      101,089                   112,635                  501,946
Aeropuertos y Servicios
  Auxiliares......................                      520,000                   176,301                       --
Instituto Mexicano del Seguro
   Social.........................                      200,470                        --                       --
Poder Judicial de la
   Federacion.....................                      187,663                        --                       --
Comite Administrador del Programa
 Federal de Construccion de escuelas                    114,547                        --                       --
Comision Nacional del Agua........                       66,461                        --                       --
Mexican State Governments.........                      281,638                   107,925                   91,515
Departamento del Distrito
  Federal..........................                          --                   260,431                  137,691

b. Private sector
Sempra Energy.....................                           --                        --                  222,955
Terminal de Ling-Shell............                    1,125,063                   319,437                       --
Tanque Terminal Ling..............                      204,915                   214,344                       --
Indelpro, S. A. de C. V.............                     39,749                        --                       --
F. Aut. Y Puentes del
  Golfo...........................                      932,288                        --                       --
Iberdrola, Altamira III y IV......                    1,317,269                   474,319                1,080,817
Iberdrola, La Laguna..............                       33,096                 1,109,517                       --
Aeropuerto de la Ciudad de
  Mexico..........................                       51,965                        --                       --
Aeropuerto de Monterrey...........                       23,643                        --                       --
Hotel Moon........................                      196,144                        --                       --
Basf Mexicana, S.A. de C.V.........                          --                     5,323                  129,612




                                                                    Year Ended December 31,
                                             -----------------------------------------------------------------------
                                                    2005                     2004                    2003
                                             -------------------     ---------------------  ------------------------
Foreign:
----------------------------------
Public and private sector
----------------------------------
 Spain........................                Ps.     2,311,169       Ps.       2,433,958    Ps.          2,001,713
 Puerto Rico..................                              256                     1,803                    84,916
 Colombia.....................                           41,483                    27,323                    23,080
 Guatemala....................                               --                        --                     5,645
 Argentina....................                           22,994                       599                    47,075
 Dominican Republic...........                               --                        --                   212,110





     The six Company's segments operate in four principal geographical areas in the world: Mexico, its home country, Spain, United States and Latin America. The Company's operations by geographic area were as follows:


                                                           Foreign
                                          -------------------------------------------
                            Mexico                            United          Latin                        Intersegment
                                            Spain             States         America       Sub.total       Eliminations        Total
                         -----------     -----------     -----------    ------------    -----------   ---------------    -----------
2005:
Revenues:.........
  Construction....    Ps. 14.553.993  Ps.  2,308,401  Ps.        256  Ps.     64,477  Ps.16,927,127  Ps.          --  Ps. 16,927,127
  Housing
  development.....         1.088.153              --              --              --      1,088,153               --       1,088,153
  RE and IO.......           158,469              --              --         215,464        373,933               --         373,933
  Other...........            83,899              --              --              --         83,899         (68,214)          15,685
                     ---------------------------------------------------------------------------------------------------------------
Total revenues....        15,884,514       2,308,401             256         279,941     18,473,112         (68,214)      18,404,898
Capital
  expenditures....           808,599          96,193             286          89,662        994,740               --         944,740
Fixed assets......         2,150,833         422,429              --           3,899      2,577,161         (29,244)       2,547,917
Total assets......        35,463,598       1,785,619         994,851       3,007,917     41,251,985      (10,280,964)     30,971,021

2004:
Revenues:.........
  Construction....    Ps.  9,142,016  Ps.  2,433,958  Ps.      4,417 Ps.      25,308 Ps. 11,605,699  Ps.          --  Ps. 11,605,699
  Housing
  development.....           903,064              --              --              --        903,064               --         903,064
  RE and IO.......           164,925              --              --         233,406        398,331               --         398,331
  Other...........           218,346              --              --              --        218,346          (7,367)         210,979
                     ---------------------------------------------------------------------------------------------------------------
Total revenues....        10,428,351       2,433,958           4,417         258,714     13,125,440          (7,367)      13,118,073
Capital
  expenditures....           947,562         120,108             234             135      1,068,039               --       1,068,039
Fixed assets......           722,851         460,815              --           5,576      1,189,242               --       1,189,242
Total assets......        23,268,859       1,993,574       2,072,800       2,927,469     30,262,702      (9,490,166)      20,772,536

2003:
Revenues:.......
  Construction....    Ps.  6,217,797  Ps.  2,001,713  Ps.     84,916 Ps.     282,477 Ps.  8,586,903  Ps.    (96,982)  Ps.  8,489,921
  Housing
  development.....           651,189              --              --              --        651,189               --         651,189
  RE and IO.......           245,011              --              --         272,395        517,406          (7,150)         510,256
  Other...........           433,236              --              --              --        433,236        (167,084)         266,152
                     ---------------------------------------------------------------------------------------------------------------
Total revenues....         7,547,233       2,001,713          84,916         554,872     10,188,734        (271,216)       9,917,518
Capital
  expenditures....           616,159          23,062             611           4,185        644,017               --         644,017
Fixed assets......           952,075         394,853              --          22,756      1,369,684               --       1,369,684
Total assets......        13,685,818       1,610,300          47,240       3,272,656     18,616,014      (2,089,669)      16,526,345




     28. New accounting standards

     Mexico

      As of May 31, 2004, the Mexican Institute of Public Accountants (IMCP) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), consistent with the international trend of requiring this function be performed by an independent entity.


       Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as Normas de Informacion Financiera (Financial Reporting Standards, or NIFs), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards (IFRS) that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

     One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in MEX GAAP and establishing a Conceptual Framework (CF) to support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The CF is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.


        The new NIFs are as follows:

        NIF A-1   Structure of Financial Reporting Standards
        NIF A-2   Fundamental Principles
        NIF A-3   Users Needs and Financial Statement Objectives
        NIF A-4   Qualitative Characteristics of Financial Statements
        NIF A-5   Basic Elements of Financial Statements
        NIF A-6   Recognition and Valuation
        NIF A-7   Presentation and Disclosure
        NIF A-8   Supplementary Standards to MEX GAAP
        NIF B-1    Accounting Changes

     The most significant changes established by these standards are as follows:

     In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

     NIF A-5 includes a new classification for revenues and expenses: ordinary and extraordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity's activities, whether frequent or not; extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.

     NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.

     NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

     At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.


     29. Information for the Mexican Stock Exchange requested in writing on July 10, 1995

     The Company has an American Depositary Receipts program (ADRs), which is effective. Organized markets with their respective countries are as follows:
Mexican Stock Exchange MEXICO, New York Stock Exchange USA and Seaq International of the International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd.

     An only one-share series exist, incorporated to the program. Shares ratio per ADR is 12 to 1. Number of shares subscribed to the program and percentage from common stock at December 31, 2005 are as follows:

        Originally:.......  2,395,833
        Now :.... ........  2,465,721
        Percentage: ......          7.35%

     The Guardian institution or bank for CPO'S is Banamex. The Guardian institution or bank, for ADR'S is Bank of New York.